Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statement and Report of Independent Registered
Public Accounting Firm Pursuant to Rule 17a-5
Public

December 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43093

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Weitzel Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 John F Kennedy Rd. Suite 103
(No. and Street)

Dubuque	**IA**	**52002**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy J. Weitzel	**563-583-6020**	tweitzel@weitzelfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd. Ste 2250	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

03/24/2009		3407	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Weitzel Financial Services, Inc., as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
RAY A QUINT
Commission Number 710099
My Commission Expires: 05/22/2025

Ray A. Quint
Notary Public

Signature: [signature]
Title: Owner/President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Weitzel Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weitzel Financial Services, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Weitzel Financial Services, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Weitzel Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Weitzel Financial Services, Inc.'s auditor since 2022.
Chicago, Illinois
February 21, 2025

Weitzel Financial Services, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash and Cash Equivalents	$	457,496
Commissions Receivable		55,980
RIA Receivable		717,798
FINRA Holding Account		1,152
Prepaid Expenses		8,673
Furniture, Equipment, and Leasehold Improvements, net		53,409
Intangible Assets, net		20,000
Right of Use Asset		455,111
Total Assets	$	1,769,619

Liabilities and Stockholders' Equity
Liabilities

Commissions Payable	87,824
Accrued Payroll & Benefits	6,452
Accrued State Taxes	16,569
Operating Lease Liability	461,938
Total Liabilities	572,783

Stockholders' Equity

Common Stock, $10 Par Value, 1,000,000 Shares Authorized	
2,000 Shares Issued and Outstanding	20,000
Additional Paid-In Capital	46,192
Retained Earnings	1,130,644
Total Stockholders' Equity	1,196,836
Total Liabilities and Stockholders' Equity	$ 1,769,619

The accompanying notes are an integral part of the financial statement.

NOTE 1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Weitzel Financial Services, Inc. (the Company) is a registered broker/dealer and a member of the Financial Industry Regulatory Authority, Inc ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with the Securities and Exchange Commission ("SEC").

The Company was originally formed as an Iowa domiciled corporation in October of 1969 for general business purposes under the name of Builders Development Corporation. Weitzel Financial Services, Inc. was established in August 1990. The Company has operated as a registered broker/dealer and independent insurance agency since January 1991 and has been offering investment advisory services since September 2017. The Company conducts business activities involving mutual funds, variable life insurance and annuities, and municipal fund securities (529 plans only), along with providing investment advisory services in financial planning and portfolio management.

The Company operates under the provision of a non-covered firm. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3. Essentially, the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to invest directly with the fund into which the customer is investing.

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in checking and money market accounts insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Commissions Receivable

Commissions receivable are uncollected obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable is recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commissions receivable. Management believes that, based on industry practice and collection history, the commissions receivable balance at December 31, 2023, is collectable in full and accordingly, no allowance for doubtful accounts has been recorded.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Leasehold Improvements	$ 16,959	39 years
Equipment	16,464	5-10 years
Vehicles	209,456	5 years
	242,879	
Less: accumulated depreciation	(189,470)	
Furniture, Equipment, and Leasehold Improvements, net	$ 53,409	

For assets sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts.

Right of Use Asset

Right of use asset is stated at the net present value of future minimum lease payments discounted at the Company's estimated incremental borrowing rate of 4.24%. Right of use asset is amortized over the lease term by the difference between the straight-line lease expense and the lease liability accretion.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Intangible Assets

Intangible assets represent the excess of the purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Intangible assets are valued in accordance with ASC 350-30, *General Intangibles Other than Goodwill*. Intangible assets are evaluated annually for impairment.

Intangible assets are recorded net of amortization and summarized as follows:

		Useful Life
Client List	47,000	15 years
	47,000	
Less: accumulated amortization	(27,000)	
Intangible Assets, net	$ 20,000	

Current Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses* (Topic 326): *Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurrent credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed it analysis as of December 31, 2024 related to the above noted financial assets within the scope of Accounting Standards Codification (ASC) 326 and identified no material current expected credit loss or allowance to be recorded.

Income Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standard Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services.

Weitzel Financial Services, Inc.
Notes to Financial Statement
December 31, 2024

NOTE 1. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

The Financial Account Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, ASC 280, Segment Reporting, was implemented by the FASB.

Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mutual funds, commissions and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (See Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through February 21, 2025, which is the date the financial statement was available to be issued. Based upon this review, the Company's management paid a distribution of $500,000 on January 7, 2025, and no other material events were noted.

NOTE 2. Retirement

The Company offers its employees a 401(k) plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100 percent of the first 3 percent of compensation that employees contribute to the plan. Plus, 50 percent of employee contributions over the 3 percent, but not exceeding 5 percent of the total contributions.

NOTE 3. Concentration of Credit Risk

The Company enters into various transaction in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2024, a significant credit concentration consisted of 58.5% of the net equity of the Company with one of the Company's financial institutions. The amount is included RIA receivables on the Statement of Financial Condition. The Company has not experienced any such losses in these accounts. Management does not consider any credit risk associated with these assets to be significant.

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. The Company operates in the Northeastern Iowa, Southwestern Wisconsin, and Northwestern Illinois areas. This demographic makes the Company dependent upon the respective regions' economic conditions.

NOTE 4. Income Taxes

Effective November 1, 2013, the Company elected to be taxed as an S Corporation, whereby income is reported in the stockholders' income tax returns. As a result, no federal income tax provision is made by the Company.

Many states have enacted entity-level taxes on passthrough entities designed to permit the entity to deduct state income taxes that individual owners would have otherwise been unable to deduct based on Federal tax regulations. For each relevant state the Company evaluates whether the taxes assessed are attributable to the Company or to the owners based on the guidance contained in FASB ASC Income Taxes. For the year ended December 31, 2024, the Company elected to pay Iowa state income tax at the entity level.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of the financial statement. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2024, the IRS and state authorities have not proposed any adjustment to the Company's tax position.

Weitzel Financial Services, Inc.
Notes to Financial Statement
December 31, 2024

NOTE 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 at December 31, 2024, and the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2024, the Company had net capital of $339,824 which was $331,979 in excess of its required net capital of $7,845 and its aggregate indebtedness was $117,672. The Company's ratio of aggregated indebtedness to net capital was .35 to 1 at December 31, 2024.

NOTE 6. Lease

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year. The Company classified these leases in accordance with FASB ASC 842 as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognize as variable costs when incurred.

Operating leases are included in ROU asset and operating lease liability, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company leases its office space under an operating agreement that expires July 2029.

Other information related to leases at December 31, 2024:
  Supplemental cash flow information:
        Cash paid for amounts included in the measurement of lease liabilities:
              Operating cash flow from operating leases $ 78,666

        ROU assets obtained in exchange for lease obligations:
              Operating Leases $ 455,111

        Decrease to ROU asset resulting from decrease to lease obligation:
              Operating Lease $ (82,485)

  Weighted average remaining lease term:
        Operating leases - 4.5 years

  Weighted average discount rate:
        Operating leases - 4.24%

NOTE 6. Lease (continued)

Amounts disclosed for ROU asset obtained in exchange for lease obligation and reductions to ROU asset resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities or lease liabilities for office space under a noncancelable operating lease as of December 31, 2024 is as follows:

Year Ended December 31,	Total
2025	107,141
2026	109,052
2027	111,011
2028	113,018
2029	66,620
Total undiscounted lease payments	$ 506,842
Less: Imputed interest	(44,904)
Total lease liabilities	$ 461,938

NOTE 7. Contingencies

The Company has no commitments or guarantees against the assets of the Company. In addition, they have no contingencies regarding litigation or arbitration.